UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.  3)*

ZHAOPIN LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value $0.01

(Title of Class of Securities)

98954L103

(CUSIP Number)

September 30, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98954L103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Allard Partners Limited 20/19383152

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)			☐

	(b)			☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power 0
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IA

Page 2 of 8 pages

CUSIP No. 98954L103

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Allard Partners Management Limited

This entity does not have a tax identification number as it is a foreign entity.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)			☐

	(b)			☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power 0
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO

Page 3 of 8 pages

CUSIP No. 98954L103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wayne Peters

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)			☐

	(b)			☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power 0
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

Page 4 of 8 pages

CUSIP No. 98954L103

Item 1.

(a)	Name of Issuer Zhaopin Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 5/F, Shoukai Square No. 10 Furong Street, Wangjing Chaoyang District Beijing 100102 The People’s Republic of China

Item 2.

(a)	Name of Person Filing Allard Partners Limited Allard Partners Management Limited Wayne Peters

(b)

Address of Principal Business Office or, if none, Residence

Allard Partners Limited

Wayne Peters

Suite 3208-3209, 32/F Alexandra House,

18 Chater Road, Central, Hong Kong

Allard Partners Management Limited

4th Floor, Century Yard, Cricket Square, Elgin Avenue, Grand Cayman KY1-1209, Cayman Islands

(c)	Citizenship Allard Partners Limited Wayne Peters Hong Kong Allard Partners Management Limited Cayman Islands

(d)	Title of Class of Securities Class A Ordinary Shares, par value $0.01 (the “Shares”)

(e)	CUSIP Number 98954L103
Page 5 of 8 pages

CUSIP No. 98954L103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Allard Partners Limited is a registered investment adviser that exercises investment and voting discretion on behalf of private investment funds and managed accounts (the “Accounts”), none of which beneficially own greater than five percent of the outstanding class of Shares.

The holding company of Allard Partners Limited is Allard Partners Management Limited which owns 100% of Allard Partners Limited. Wayne Peters is the 60% owner of Allard Partners Management Limited.

(a)	Amount beneficially owned: 0 Class A Ordinary Shares.

(b)	Percent of class: 0.0%. Calculation of percentage of beneficial ownership is based on 27,124,609 Class A Ordinary Shares outstanding as of June 21, 2017.
(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0.

	(ii)	Shared power to vote or to direct the vote 0.

	(iii)	Sole power to dispose or to direct the disposition of 0.
	(iv)	Shared power to dispose or to direct the disposition of 0.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Page 6 of 8 pages

CUSIP No. 98954L103

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 pages

CUSIP No. 98954L103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2017
Date

ALLARD PARTNERS LIMITED

By:	/s/ Gerald Clough
Signature

Name: Gerald Clough

Title: Director

ALLARD PARTNERS MANAGEMENT LIMITED

By:	/s/ Gary Linford
Signature

Name: Gary Linford

Title: Director

WAYNE PETERS

By:	/s/ Wayne Peters
Signature

Name: Wayne Peters
Page 8 of 8 pages